Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 5
DATED NOVEMBER 22, 2005
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 5 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 1 dated October 14, 2005, Supplement No. 2 dated October 28, 2005, Supplement No. 3 dated November 8, 2005 and Supplement No. 4 dated November 10, 2005.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Management," "Business and Policies" and "Plan of Distribution" as described below.  You should be read this Supplement No. 5 together with our prospectus and each supplement thereto.

Management

This section supplements the discussion contained in our prospectus under the heading "Management -Our Directors and Executive Officers" which begins on page 82, and "Our Business Manager," which begins on page 88.

Our Directors and Executive Officers

Effective November 18, 2005, Barry L. Lazarus has resigned from the board of directors of Inland American Real Estate Trust, Inc. In lieu of filling the vacancy created by Mr. Lazarus' resignation the board has decreased its size from eight directors to seven directors. In connection with his resignation from the board, Mr. Lazarus also has resigned from the board of directors of Minto Builders (Florida), Inc., which we refer to herein as MB REIT. The board has nominated Lori J. Foust to replace Mr. Lazarus on the board of directors of MB REIT.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus. A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 1 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following properties on the dates indicated below:

Description of Real Estate Assets

SBC Center; Hoffman Estates, Illinois

On November 15, 2005, MB REIT purchased a fee simple interest in a commercial office complex in Hoffman Estates, Illinois, known as the SBC Center, containing approximately 1.69 million of gross leasable square feet.

MB REIT purchased this property from an unaffiliated third party for a cash purchase price of approximately $338 million. MB REIT purchased this property for cash. On November 15, 2005, MB REIT obtained financing in the amount of approximately $204.5 million. The loan requires interest only payments at an annual rate of 4.9954% and matures in December 2010.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to provisions in their respective lease.

One tenant, SBC Services, Inc., leases 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis over the next eleven years. The total rent for the first year is approximately $22.7 million.

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $254 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Antoine Town Center; Houston, Texas

On November 16, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Antoine Town Center containing approximately 36,000 of gross leasable square feet (excluding ground lease space).  The center is located at Highway 249 and Antoine Drive in Houston, Texas.

MB REIT purchased this property, from an unaffiliated third party, for a cash purchase price of approximately $9.7 million. MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

Three tenants, Nothing Over $1.00 Store, CiCi’s Pizza and Cato Corporation, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Nothing Over $1.00 Store	6,000	17	13.50	03/03	03/08

CICI’s Pizza	4,500	12	15.00	03/03	03/13

Cato Corporation	4,000	11	12.00	11/04	01/10

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $7.3 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Antoine Town Center was built in 2003.  As of November 1, 2005, this property was ninety-one percent (91%) occupied, with approximately 32,730 square feet (excluding ground lease space) leased to sixteen (16) tenants (including three ground lease tenants).  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Nothing Over $1.00 Store	6,000	03/08	81,000	13.50
Advance America	1,500	04/08	28,125	18.75
Subway Real Estate Corporation	1,500	04/08	27,900	18.60
Regis Corporation	1,500	04/08	27,750	18.50
RadioShack	2,400	05/08	42,000	17.50
Sally’s Beauty Supply	1,500	05/08	27,750	18.50
Linh Nguyen Nails	1,500	11/08	26,400	17.60
Wingstop	1,500	03/09	25,488	16.99
Barbara Higgins, O.D.	2,080	05/09	33,280	16.00
Cato Corporation	4,000	01/10	48,000	12.00
CICI’s Pizza	4,500	03/13	67,500	15.00
Smile Image	1,750	03/13	29,750	17.00
Dollar Dry Clean	3,000	04/14	51,000	17.00
Whataburger (Ground Lease)	N/A	12/17	42,000	N/A
Compass Bank (Ground Lease)	N/A	06/23	65,000	N/A
Texas Taco Cabana (Ground Lease)	N/A	07/23	45,000	N/A

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a specified amount.

Ashford Plaza; Houston, Texas

On November 16, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Ashford Plaza containing approximately 33,000 of gross leasable square feet (excluding ground lease space).  The center is located at 12731-A Bissonnet in Houston, Texas.

MB REIT purchased this property, from an unaffiliated third party, for a cash purchase price of approximately $3.8 million. MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

Three tenants, Christine’s Salon, Little Angels Day Care & Learning Center and Better Image Photography, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Christine’s Salon	3,833	12	10.20	07/04	11/09

Better Image Photography	5,850	18	10.20	10/05	10/12

Little Angels Day Care & Learning Center (1)	5,439	16	7.67	05/98	06/10

(1)  There are two separate leases covering two spaces. The gross leasable square feet for this tenant was combined in this table and the base rent per square foot per annum represents a blended rate for the total combined rents.

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $2.8 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Ashford Plaza was built in 1986.  As of November 1, 2005, this property was ninety-three percent (93%) occupied, with approximately 30,822 square feet (excluding ground lease space) leased to sixteen (16) tenants (including two ground lease tenants).  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Link Temporaries, S.W.	2,145	03/06	19,305	9.00
Reginald Morris (1)	2,080	04/06	19,968	9.60
Cap-Mor #1 (Ground Lease)	N/A	04/06	7,200	N/A
Delu Tadi	1,235	06/06	11,115	9.00
Kingdom Inn Missionary Baptist (1)	2,560	08/06	23,040	9.00
Glory of God African Market	1,175	11/06	11,633	9.90
ABL Pagers	975	11/06	9,360	9.00
Stumpy’s	1,800	12/06	17,280	9.60
DB Printing	975	05/07	8,775	9.00
Country Bonding	975	09/07	8,775	9.00
Hairs To U	780	11/08	7,488	9.60
Christine’s Salon	3,833	11/09	39,097	10.20
Hoa Thai Chu	1,000	11/09	9,600	9.60
Little Angels Day Care (1)	5,439	06/10	41,741	7.67
Faster Fuel (Ground Lease)	N/A	10/12	36,000	N/A
Better Image Photography	5,850	10/12	59,670	10.20

(1)  There are two separate leases covering two spaces. The gross leasable square feet for this tenant was combined in this table and the base rent per square foot per annum represents a blended rate for the total combined rents.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a specified amount.

Highland Plaza; Houston, Texas

On November 16, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Highland Plaza, containing approximately 72,300 of gross leasable square feet (excluding ground lease space).  The center is located at 1520-1560 South Mason Road in Houston, Texas.

MB REIT purchased this property, from an unaffiliated third party, for a cash purchase price of approximately $19.2 million. MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

One tenant, 24-Hour Fitness, leases more than ten percent (10%) of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

24 Hour Fitness	35,357	49	17.00	03/04	04/19

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $14.4 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Highland Plaza was built in 2001.  As of November 1, 2005, this property was one hundred percent (100%) occupied, with approximately 72,280 square feet (excluding ground lease space) leased to twenty-two (22) tenants (including one ground lease space).  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
LaFinca (1)	4,320	02/06	69,984	16.20
Vision Source	1,800	07/06	29,700	16.50
Cinco Dry Cleaners	3,000	09/06	48,600	16.20
Murphy’s Deli	1,500	04/08	30,750	20.50
Silk-N-More Flowers	1,313	06/08	23,638	18.00
Nutrition Depot	1,313	07/08	24,938	18.99
Pizza Inn	900	01/09	17,550	19.50
Superior Insurance Services	829	01/09	16,286	19.64
Frank Hursh Insurance	900	07/09	16,650	18.50
Dr. James M. Jacobs	1,000	08/09	16,200	16.20
Dr. Kevin Hai Vu	1,400	08/09	22,680	16.20
Zebo’s Coffee Shop	1,430	09/09	40,040	28.00
Tilfanie Nails	900	10/09	17,280	19.20
Micali Corporation	1,050	10/09	20,475	19.50
Fantastic Cuts	1,200	11/09	20,160	16.80
Malibu Tan	2,400	12/09	43,200	18.00
Papa John's Pizza (Ground Lease)	N/A	12/09	24,000	N/A
Wireless Communications	1,050	03/10	20,475	19.50
Kid Fit	5,998	03/13	81,333	13.56
Baskin Robbins	1,500	04/13	34,500	23.00
Pei Wei Asian Diner	3,120	06/14	84,280	27.01
24-Hour Fitness	35,357	04/19	601,069	17.00

(1)  There are two separate leases covering two spaces. The gross leasable square feet for this tenant was combined in this table and the base rent per square foot per annum represents a blended rate for the combined rents.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a specified amount.

West End Square; Houston, Texas

On November 16, 2005, MB REIT purchased a fee simple interest in an existing retail center known as West End Square, containing approximately 36,600 of gross leasable square feet.  The center is located at 2201 Highway Six South in Houston, Texas.

MB REIT purchased this property, from an unaffiliated third party, for a cash purchase price of approximately $3.5 million. MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

One tenant, Weddings by Debbie, leases more than ten percent (10%) of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Weddings by Debbie	14,076	38	10.20	10/04	09/09

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $2.6 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

West End Square was built in 1980.  As of November 1, 2005, this property was eighty-two percent (82%) occupied, with approximately 30,103 square feet leased to eleven (11) tenants.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Blue Haven Pool	2,420	04/06	26,136	10.80
Samurai Martial Sports	1,995	07/06	19,192	9.62
Roland Cardner	1,000	08/07	12,000	12.00
Latty Lasode	1,000	12/07	10,800	10.80
West Oaks Chiropractic Clinic	1,330	07/08	12,768	9.60
Blanca Laines	1,206	07/09	10,854	9.00
Weddings by Debbie	14,076	09/09	143,575	10.20
Jose Mata & Ramon Garcia	904	12/09	9,763	10.80
Hunan Pagoda Restaurant	3,500	11/10	36,540	10.44
Elizabeth Andrew	1,674	11/10	19,084	11.40
Memorial Microwave Center	998	06/12	9,000	9.02

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a specified amount.

Atascocita Shopping Center; Humble, Texas

On November 22, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Atascocita Shopping Center containing approximately 47,300 of gross leasable square feet.  The center is located at 7072 FM 1960 East in Humble, Texas.

MB REIT purchased this property, from an unaffiliated third party, for a cash purchase price of approximately $10 million. MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

One tenant, 24-Hour Fitness, leases more than ten percent (10%) of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

24-Hour Fitness	37,264	79	14.50	07/00	07/15

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $7.5 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Atascocita Shopping Center was built in 2000.  As of November 1, 2005, this property was ninety-eight percent (98%) occupied, with approximately 46,146 square feet leased to seven tenants.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Wireless Attractions	1,200	07/06	18,000	15.00
Bolli Bros. Pizza	1,100	12/06	16,500	15.00
Spring Tide Ltd.	1,200	07/10	21,600	18.00
Quizno’s Classic Subs	1,500	09/10	26,400	17.60
Bella Nail Salon	900	11/10	14.283	15.87
Dry Clean Planet	2,982	01/11	47,832	16.04
24-Hour Fitness	37,264	07/15	540,328	14.50

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a specified amount.

Cypress Town Center; Houston, Texas

On November 22, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Cypress Town Center containing approximately 55,000 of gross leasable square feet.  The center is located at 12220 Jones Road in Houston, Texas.

MB REIT purchased this property, from an unaffiliated third party, for a cash purchase price of approximately $15.3 million. MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

None of the tenants lease more than 10% of the gross leasable area of the property.

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $11.5 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Cypress Town Center was built in 2003.  As of November 1, 2005, this property was eighty-two percent (82%) occupied, with approximately 45,070 square feet leased to 21 tenants.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Regis Corporation	1,400	03/08	26,600	19.00
Serene Care Nails	1,750	04/08	32,375	18.50
Mail Boxes +	1,050	04/08	21,263	20.25
China Inn Café	2,800	05/08	51,800	18.50
Andrew’s Jewelry	1,540	08/08	26,950	17.50
Curves for Women	1,470	12/08	27,195	18.50
Star Tex Title Company	3,200	04/09	59,200	18.50
Onion Blossom	1,400	06/09	22,400	16.00
Countrywide Home Loans	2,100	09/09	37,800	18.00
Blockbuster Video	4,900	12/09	98,000	20.00
Wireless Choice/T-Mobile	1,050	01/10	19,425	18.50
Sharp Vision	1,400	02/10	25,200	18.00
Papa John's Pizza	1,400	04/10	25,200	18.00
Beard Insurance	1,050	04/10	19,950	19.00
Cash America Pawn	1,050	05/10	19,050	19.00
Love Cleaners	2,450	10/12	22,050	9.00
Washington Mutual Bank	4,000	01/13	107,200	26.80
Quizno’s Classic Subs	1,400	03/13	25,200	18.00
Kim Cue Vo, DDS	1,610	03/13	28,980	18.00
Sterling Bank	2,100	04/14	51,800	24.67
Total Renal Care of Texas	5,950	10/15	107,100	18.00

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a specified amount.

Bridgeside Point Office Building; Pittsburgh, Pennsylvania

On November 22, 2005, MB REIT purchased a fee simple interest in a freestanding office building leased to Fisher Scientific International containing approximately 153,100 of gross leasable square feet.  The building is located at 100 Technology Drive in Pittsburgh, Pennsylvania.

MB REIT purchased this property, from an unaffiliated third party, for a cash purchase price of approximately $31.6 million.  MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are required, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their lease.

One tenant, Fisher Scientific International, leases one hundred percent (100%) of the total gross leasable area of the property.  The lease requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Fisher Scientific International	153,100	100	14.25	10/01	09/16

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $23.7 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Winchester Town Center; Houston, Texas

On November 22, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Winchester Town Center, containing approximately 18,000 of gross leasable square feet.  The center is located at West Road and Jones Road in Houston, Texas.

MB REIT purchased this property, from an unaffiliated third party, for a cash purchase price of approximately $4.9 million. MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

One tenant, Washington Mutual Bank, leases more than ten percent (10%) of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Washington Mutual Bank	3,500	19	22.00	03/05	02/10

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $3.7 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Winchester Town Center was built in 2004.  As of November 1, 2005, this property was sixty-nine percent (69%) occupied, with approximately 12,500 square feet leased to seven tenants.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Washington Mutual Bank	3,500	02/10	77,000	22.00
Hair by 3	1,200	02/10	22,200	18.50
Income Tax & Postal Center Plus	1,200	03/10	23,640	19.70
Allstate Financial Services	900	04/10	16,650	18.50
Bella Nail	1,800	06/10	35,100	19.50
Quizno’s Classic Subs	1,500	07/10	29,490	19.66
Michelle Quintero	2,400	09/10	39,600	16.50

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a specified amount.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of November 21, 2005.

		Gross	Commission and fees	Net
	Shares	proceeds ($) (1)	($) (2)	proceeds ($)

From our Business Manager:	20,000	200,000	-	200,000

Shares sold in the offering:	3,490,889	34,908,890	3,665,433	31,243,457

	3,510,889	35,108,890	3,665,433	31,443,457

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.